EXHIBIT 4.16

Amendment No. 15
to
Gilat Satellite Networks Ltd. 2008 Share Incentive Plan
(the “Plan”)
Dated May 3, 2021

The terms of the Plan are hereby revised as follows:

In Section 6(a) of the Plan, the first sentence is hereby deleted and replaced with the following wording:

“Subject to the provisions of Section 6(b), the maximum number of Ordinary Shares that may be issued under the Plan is 8,355,112 in a fungible pool of Ordinary Shares”.

All other terms shall remain unchanged.